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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49386

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thompson Davis & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9030 Stony Point Parkway, Suite 100

(No. and Street)

Richmond	VA	23235
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Elaine Altizer   804-644-6381

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter

(Name – if individual, state last, first, middle name)

4401 Dominion Blvd	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Elaine Altizer _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thompson Davis & Co., Inc. _____ , as of December 31 _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

certain joint accounts, custodian accounts, trusteed IRA accounts of shareholders or similar types of accounts which are classified as customer accounts in accordance with Rule 15c3-3(a)(1) of the Securites and Exchange Act of 1934



_____
Signature

CFO/Secretary/Treasurer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMPSON DAVIS & CO., INC.

Statement of Financial Condition

December 31, 2020

SEC ID 8-49386

Filed pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT.

THOMPSON DAVIS & CO., INC.

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Thompson Davis & Co., Inc.
Richmond, Virginia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Thompson Davis & Co., Inc. (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Company's auditor since 2004.

Glen Allen, Virginia
February 17, 2021

> Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

THOMPSON DAVIS & CO., INC.

Statement of Financial Condition
December 31, 2020

Assets

Cash	$ 57,017
Receivables from clearing broker	718,448
Other receivables	239,663
Property and equipment - net	56,153
Right to use asset - net	528,128
Other assets	70,416
Total assets	$ 1,669,825

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable	$ 51,222
Accrued liabilities	59,117
Lease obligation	536,723
Total liabilities	647,062
Stockholders' Equity:	
Common stock, no par value, authorized 10,000 shares, issued and outstanding 1,000 shares	817,908
Retained earnings	204,855
Total stockholders' equity	1,022,763
Total liabilities and stockholders' equity	$ 1,669,825

See accompanying notes to the financial statement.

THOMPSON DAVIS & CO., INC.

Notes to Financial Statement

1.   Summary of Significant Accounting Policies:

Nature of Business: Thompson Davis & Co., Inc. (the "Company") was incorporated in the State of New York and is headquartered in Richmond, Virginia. The Company provides financial services to both retail and institutional clients nationwide. As a broker-dealer and registered investment advisor, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority (the "FINRA"). The Company is an Introducing Broker and forwards all transactions to a Clearing Broker on a fully disclosed basis.

Basis of Presentation: The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The financial statement has been prepared on a consistent basis with that of the preceding period.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and other financial instruments (See Note 5). The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000. The Company regularly has funds in excess of $250,000.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

Securities Owned: Securities transactions are recorded in the accounts on a trade date basis.

Receivables from Clearing Broker: The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. Based on the terms and conditions of the Company's agreement with its clearing broker, the amount receivable from the clearing broker represents cash on hand with the clearing broker plus commission receivables and less amounts payable for transaction costs on unsettled securities trades.

Property and Equipment: Property and equipment is stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives ranging from 3 to 7 years.

1.   **Summary of Significant Accounting Policies, Continued**

Income Taxes: The Company has elected to be an S-Corporation. In lieu of corporate income taxes, the stockholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for income taxes has been included within the financial statement.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-then-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is currently not under audit by any tax jurisdiction.

New Accounting Guidance: In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13 – Current Expected Credit Losses (CECL"). The Company adopted the standard on January 1, 2020 using the modified retrospective approach to the earliest period presented. This guidance requires the use of the current expected credit loss model that is based on expected losses, rather than incurred losses, to determine its allowance for credit losses on financial assets measured at amortized cost, which includes other receivables and certain off-balance sheet arrangements. The adoption of this standard did not have a material impact on the Company's financial statement.

The Company has minimal historical credit losses. There are no current indications of non-receipt from counterparties. The Company projects no probability of future losses related to these balances. Due to these factors, as well as the short-term nature of these receivables, management has determined that these receivables have minimal credit risk and therefore, no allowance was deemed necessary on December 31, 2020.

Leases: The Company records all leasing activity with initial terms in excess of twelve months on the statement of financial condition with a right to use asset and a lease liability based on the net present value of rental payments.

Subsequent Events: Management has evaluated subsequent events through February 17, 2021, the date the financial statement was issued, and has determined that there are no subsequent events to be reported in the accompanying financial statement.

2.   **Related Parties:**

The Company performs investment advisory services and management consulting services for Seven Hills Capital Partners, LP ("Seven Hills"), the General Partner of which is Seven Hills Capital Management, LLC ("Seven Hills Management"). Certain stockholders of the Company are also partners in Seven Hills Management. The Company has receivables of $4,889 due from Seven Hills for accrued management fees as of December 31, 2020. The receivable is included in other receivables on the statement of financial condition.   The Company has certain employees that hold positions of Seven Hills Capital Partners LP in their trust accounts and individual self-directed retirement accounts.   As of December 31, 2020, these positions totaled $812,259.

3.   **Leases:**

The Company leases office space under an operating agreement with a remaining lease term of 6 years. An operating right of use asset and operating lease liability are included on the accompanying statement of financial condition using a discount rate of 3.25%, the Company's weighted average estimated incremental borrowing rate. Cash paid for amounts included in the measurement of the operating lease liability was $90,132 for the year ended December 31, 2020. Minimum future payments under non-cancellable operating leases at December 31, 2020 for the next five years are as follows:

Year Ending December 31	Amount
2021	$ 92,836
2022	95,621
2023	98,490
2024	101,444
2025	104,488
Thereafter	107,622
	$ 600,501
Implied interest on lease payments	(63,778)
Total lease obligation	$ 536,723

4.   **Employee Retirement Plan:**

The Company has an employee retirement plan under Section 401(k) of the Internal Revenue Code.   The plan provides for salary reduction contributions by eligible participants, subject to certain limitations with a discretionary Company contribution. The Company elected to make a contribution to the plan for 2020 in the amount of $43,948 which is recorded as a component of accrued liabilities as of December 31, 2020.

5.   **Financial Instruments with Off-Balance Sheet Risk:**

As a securities broker, the Company is engaged in buying and selling securities as agent for a diverse group of domestic corporations, institutional investors, individuals and as principal for its own account. The Company introduces these transactions for clearance to another firm on a fully disclosed basis.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction.   The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or to reduce positions when necessary. The Company does not anticipate nonperformance by customers or counterparties in these situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

6.   **Property and Equipment:**

Property and equipment at year-end consisted of:

Furniture and equipment	$ 158,763
Leasehold improvements	38,878
	197,641
Less accumulated depreciation and amortization	(141,488)
Net property and equipment	$ 56,153

7.   **Guarantees:**

As required or permitted under its Articles of Incorporation, the Company has certain obligations to indemnify its current officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.

8.   **Regulatory Requirements:**

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2020, the Company had net capital of $656,521, which was $406,521 in excess of required minimum net capital of $250,000. The Company's net capital ratio was 0.18 to 1. The Company does not carry the accounts of its customers and accordingly is exempt under Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.